UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	21

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2018 and 2017	23

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2018 and 2017	24

Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017	25

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017	26

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2018 and 2017	28

Notes to the Unaudited Condensed Consolidated Financial Statements	29

Exhibit

101
The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended June 30, 2018, filed with the SEC on August 31, 2018, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2018 and 2017;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2018 and 2017;
iii. Unaudited Condensed Consolidated Balance Sheet as of June 30, 2018 and Audited Balance Sheet as of December 31, 2017;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017;
v. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six months ended June 30, 2018 and 2017; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-219065 AND 333-214241) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	August 31, 2018	By:	/s/ Brian Tienzo
		Name:	Brian Tienzo
		Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended June 30, 2018 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•	our ability to maintain cash distributions on our units and the amount of any such distributions;

•
market trends in the floating storage and regasification unit (“FSRU”), liquefied natural gas (“LNG”) carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to consummate the acquisition of additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo (the “Hilli”) on a timely basis or at all;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the the Hilli;

•	the future share of earnings relating to the Hilli, which will be accounted for under the equity method;

•	our ability to realize the expected benefits from the new charter in the Atlantic Basin;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition, results of operations, revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;

•	our ability to purchase vessels from Golar and Golar Power in the future;

•	our continued ability to enter into long-term time charters, including our ability to re-charter the FSRUs and LNG carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuilding and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”) under the caption “Item 3—Key Information—D. Risk Factors”.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units or our 8.75% Series A Cumulative Redeemable Preferred Units (our “Series A Preferred Units”). The various disclosures included in the Report on Form 6-K and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim condensed financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our 2017 Annual Report.

General

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. As of June 30, 2018, our fleet consisted of six FSRUs and four LNG carriers. We expect to make additional accretive acquisitions of FSRUs, LNG carriers and FLNGs from Golar and third parties in the future as market conditions permit.

Recent Developments

Since April 1, 2018, the significant developments that have occurred are as follows:

Closing of the Hilli Acquisition

On July 12, 2018 (the “Closing Date”), Golar Partners Operating LLC, our wholly owned subsidiary completed the acquisition (the “Hilli Acquisition”) from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of common units (the “Hilli Common Units”) in Hilli LLC, which owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of the floating liquefied natural gas vessel, the Hilli. The Hilli is currently operating under an eight-year liquefaction tolling agreement (the “Liquefaction Tolling Agreement”) with Perenco Cameroon SA (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility (defined below) and a post-Closing purchase price adjustment.
On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Acquisition, we paid a deposit to Golar, which, together with accrued interest, equaled $71 million on the Closing Date (the “Purchase Price Deposit”). In addition, in connection with the exercise of our put right with respect to the Golar Tundra, we sold Tundra Corp., the owner of the Golar Tundra, to Golar in return for Golar’s promise to pay an amount $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). We applied the Purchase Price Deposit, the Deferred Purchase Price and the Additional Amount against the purchase price for the Hilli Acquisition.
The membership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units (defined below) and the Series B Special Units (defined below). After giving effect to the Hilli Acquisition, we own 50% of the Golar Hilli Common Units and Golar, Keppel and B&V own 44.6%, 5.0% and 0.4%, respectively, of the Hilli Common Units. Golar, Keppel and B&V own 89.1%, 10% and 0.9%, respectively, of each of the Series A Special Units and the Series B Special Units.
Hilli LLC Limited Liability Company Agreement
The Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) provides that within 60 days after the end of each quarter (commencing with the quarter ending September 30, 2018), Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the members of Hilli LLC (the “Members”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Members when, as and if declared by Golar; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless (i) Series A Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for and (ii) Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

The Series A Special Units are entitled to receive the “Series A Distributions,” which means, with respect to any quarter, 100% of any Incremental Perenco Revenues received by Hilli Corp during such quarter. “Incremental Perenco Revenues” is contractually defined as:

•
any cash received by Hilli Corp from revenue invoiced to the extent such revenue invoiced are based on tolling fees under the Liquefaction Tolling Agreement relating to an increase in the Brent Crude price above $60 per barrel; less

•	any incremental tax expense arising from or related to any cash receipts referred to in the bullet point above; less

•	the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Special Units are entitled to receive the “Series B Distributions,” which means, with respect to any quarter, an amount equal to 95% of Revenues Less Expenses received by Hilli Corp during such quarter. “Revenues Less Expenses” is contractually defined as:

•
the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first 50% of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first 50% is supplied under the terms of the Liquefaction Tolling Agreement and the term of the Liquefaction Tolling Agreement is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less

•
any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first 50% of LNG production capacity for the Hilli; less

•
any reduction in revenue attributable to the first 50% of LNG production capacity availability as a result of making more than 50% of capacity available under the Liquefaction Tolling Agreement (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the Liquefaction Tolling Agreement); less

•	the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Common unitholders may also receive, with respect to any quarter, an amount equal to 5% of Revenues less Expenses received by Hilli Corp during such quarter.
Golar is the managing member of Hilli LLC and will be responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We will not consolidate Hilli LLC or Hilli Corp and will account for the Hilli Acquisition under the equity method.
Liquefaction Tolling Agreement
Under the Liquefaction Tolling Agreement, the Hilli will provide floating liquefied natural gas tolling services for the Customer until the earlier of (i) May 31, 2026, eight years from the date the delivered Hilli was accepted by the Customer (the “Acceptance Date”), or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. Under the terms of the Liquefaction Tolling Agreement, the Hilli will be required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of each contract year. The Customer pays Hilli Corp a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. Under the Liquefaction Tolling Agreement, the Customer has an option to increase liquefaction capacity. The Liquefaction Tolling Agreement provides for the payment by Hilli Corp of termination payments of up to $400 million (which reduces gradually as LNG production increases, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $300 million of which is secured by a letter of credit, in the event of termination by the Customer for Hilli Corp’s underperformance or non-performance.
Hilli Facility and the MLP Guarantee
Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%.
In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “MLP Guarantee”) of 50% of the obligations of Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. The Hilli Facility and the MLP Guarantee contain certain financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.
The descriptions of the Liquefaction Tolling Agreement, the Hilli LLC Agreement, the Hilli Facility and the MLP Guarantee contained herein are summaries and are subject to the terms of the full agreements.
Financing

In April 2018, we entered into new interest rate swaps with notional value of $157.2 million and restructured an existing interest rate swap with a notional value of $100 million.

Cash Distributions

In May 2018, we paid a cash distribution of $0.5775 per common unit in respect of the three months ended March 31, 2018, to unitholders of record as of May 7, 2018, amounting to $41.2 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period, from February 15, 2018 through May 14, 2018, to holders of record of our Series A Preferred Units as of the close of business on May 8, 2018, amounting to $3.0 million in the aggregate.

In August 2018, we paid a distribution of $0.5775 per common unit in respect of the quarter ended June 30, 2018, to unitholders of record as of August 7, 2018 amounting to $41.2 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from May 15, 2018 through August 14, 2018 to unitholders of record as of August 8, 2018, amounting to $3.0 million in the aggregate.

Results of Operations

Three Months Ended June 30, 2018 Compared with the Three Months Ended June 30, 2017

The following table presents details of our consolidated revenues and expense information for our two reportable segments; FSRUs and LNG carriers for the three months ended June 30, 2018 compared to the three months ended June 30, 2017. See Note 5 “Segment Information” for additional information on our segments.

FSRU Segment

	Three Months Ended June 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$72,987	$105,237	$(32,250)	(31)%
Vessel operating expenses	(11,358)	(12,971)	1,613	(12)%
Voyage and commission expenses	(1,234)	(1,664)	430	(26)%
Administrative expenses(1)	(2,668)	(1,486)	(1,182)	80%
Depreciation and amortization	(18,952)	(20,506)	1,554	(8)%
Operating income	38,775	68,610	(29,835)	(43)%
Other non-operating income	236	—	236	100%

Average daily TCE(2) (to the closest $100)	$157,700	$189,700	$(32,000)	(17)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily Time Charter Earnings ("TCE") and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP Measure.

Total operating revenues: Total operating revenues decreased by $32.3 million to $73.0 million for the three months ended June 30, 2018 compared with $105.2 million for the same period in 2017, primarily due to a $31.5 million reduction in revenue from the Golar Spirit following the early termination of her time charter with Petrobras in June 2017.

The average daily TCE for the three months ended June 30, 2018 decreased by $32,000 to $157,700 compared to $189,700 for the same period in 2017, primarily due to recognition of the charter termination fee for the Golar Spirit in 2017. The Golar Spirit has been in lay-up since August 2017. Thus, the decrease in revenues from the Golar Spirit does not affect the average daily TCE in 2018 as the days when vessels are in lay-up are also considered scheduled off-hire days.

Vessel operating expenses: The decrease of $1.6 million in vessel operating expenses to $11.4 million for the three months ended June 30, 2018, as compared to $13.0 million for the three months ended June 30, 2017 was primarily due to a reduction in operating expenses in respect of the Golar Spirit following her lay-up in August 2017.

Depreciation and amortization: Depreciation and amortization decreased by $1.6 million to $19.0 million for the three months ended June 30, 2018, compared to $20.5 million for the same period in 2017. This was primarily due to lower drydock amortization recognized in respect of the Golar Spirit, as she was fully amortized in the three months ended June 30, 2018.

LNG Carrier Segment

	Three Months Ended June 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$11,214	$30,732	$(19,518)	(64)%
Vessel operating expenses	(5,288)	(5,649)	361	(6)%
Voyage and commission expenses	(808)	103	(911)	(884)%
Administrative expenses(1)	(1,276)	(763)	(513)	67%
Depreciation and amortization	(5,977)	(5,636)	(341)	6%
Operating (loss)/income	(2,135)	18,787	(20,922)	(111)%

Average daily TCE(2) (to the closest $100)	$28,600	$84,700	$(56,100)	(66)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP Measure.

Total operating revenues: Total operating revenues decreased by $19.5 million to $11.2 million for the three months ended June 30, 2018 compared with $30.7 million for the same period in 2017, primarily due to:

•	a $15.0 million reduction in revenue from the Golar Mazo and the Golar Maria as a result of the expiration of their charters in December 2017 and November 2017, respectively; and

•
a $4.6 million reduction in revenue from the Golar Grand following the expiration of the charter back to Golar in November 2017. The hire rate under the Golar Grand's time charter with the new charterer is lower than the previous hire rate with Golar.

The average daily TCE for the three months ended June 30, 2018 decreased by $56,100 to $28,600 compared to $84,700 for the same period in 2017. This was due to (i) the Golar Mazo and Golar Maria being offhire following the expiration of their charters in December 2017 and November 2017, respectively; and (ii) lower hire rates for the Golar Grand following the expiration of the charter back arrangement with Golar in November 2017.

Voyage and commission expenses: Voyage and commission expenses increased by $0.9 million to $0.8 million for the three months ended June 30, 2018 compared to a credit $0.1 million for the three months ended June 30, 2017, primarily due to incremental positioning cost of $0.7 million incurred by the Golar Maria and Golar Mazo which were subsequently recouped from the charterers following the expiration of their charters in December 2017 and November 2017, respectively.

Other operating results

The following details our other consolidated results for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Three Months Ended June 30,
	2018	2017	Change	% Change
	(dollars in thousands)
Administrative expenses(1)	$(3,944)	$(2,249)	$(1,695)	75%
Interest income	3,300	1,447	1,853	128%
Interest expense	(19,303)	(18,856)	(447)	2%
Other financial items, net	12,775	(7,710)	20,485	(266)%
Taxes	(4,503)	(4,652)	149	(3)%
Non-controlling interests	(705)	(3,798)	3,093	(81)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).

Administrative expenses: Administrative expenses increased by $1.7 million to $3.9 million for the three months ended June 30, 2018, compared to $2.2 million for the three months ended June 30, 2017. We are party to a management and services agreement with Golar Management Limited (“Golar Management”), a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis (the “Management and Administrative Services Agreement”). Under the Management and Administrative Services Agreement, for the three months ended June 30, 2018 and 2017, we incurred charges of $2.0 million and $1.1 million, respectively. The remaining balance of administrative expenses amounting to $1.9 million and $1.1 million for the three months ended June 30, 2018 and 2017, respectively relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $1.9 million to $3.3 million for the three months ended June 30, 2018, compared to $1.4 million for the three months ended June 30, 2017. This was principally due to the $2.2 million interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli Purchase Agreement, for which we earned interest at a rate of 5% per annum.

Other financial items, net: Other financial items, net, reflects a gain of $12.8 million and a loss of $7.7 million for the three months ended June 30, 2018 and 2017, respectively, as set forth in the table below:

	Three Months Ended June 30,
(in thousands of $)	2018	2017	$ Change	% Change
Unrealized mark-to-market gains/(losses) for interest rate swaps	$7,829	$(4,076)	$11,905	(292)%
Net interest income/(expense) on un-designated interest rate swaps	373	(2,169)	2,542	(117)%
Net unrealized gains/(losses) and interest income/(expense) on interest rate swaps	8,202	(6,245)	14,447	(231)%
Unrealized mark-to-market gains on Earn-Out units	4,500	500	4,000	800%
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	670	(253)	923	(365)%
Losses on repurchase of 2012 High-Yield Bonds	—	(1,032)	1,032	100%
Premium paid on bond repurchase	—	(76)	76	100%
Other	(597)	(604)	7	(1)%
Total	$12,775	$(7,710)	$20,485	(266)%

Net unrealized gains/(losses) and interest income/(expense) on interest rate swaps: Net unrealized and realized gains on interest rate swaps resulted in a net gain of $8.2 million for the three months ended June 30, 2018, compared to a net loss of $6.2 million for the three months ended June 30, 2017 due to the increase in long-term swap interest rates in 2018 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

Unrealized mark-to-market gains on Earn-Out units: As part of the transaction with Golar and our general partner in October 2016 pursuant to which we exchanged our old incentive distribution rights (“IDRs”) for new IDRs and the issuance of new general partner units and common units in the future (collectively, the "Earn-Out Units") subject to certain conditions. These Earn-Out units have been accounted for as a derivative. Accordingly, we have recognized a mark-to-market gain of $4.5 million related to these Earn-Out Units for the three months ended June 30, 2018 compared to a gain of $0.5 million for the three months ended June 30, 2017.

Losses on repurchase of 2012 High-Yield Bonds: In the three months ended June 30, 2017, we repurchased our Norwegian Kroner (“NOK”) denominated 2012 High-Yield bonds (our “2012 High-Yield Bonds”) in advance of their maturity and recognized an unrealized foreign exchange loss of $1.0 million for the remaining 2012 High Yield Bonds for the three months ended June 30, 2017. There is no comparable cost for the three months ended June 30, 2018.

Non-controlling interests: Non-controlling interests decreased by $3.1 million to $0.7 million for the three months ended June 30, 2018, compared to $3.8 million for the three months ended June 30, 2017, mainly due to the reduction in net income from the Golar Mazo as a result of the expiration of her charter in December 2017.

Six Months Ended June 30, 2018 Compared with the Six Months Ended June 30, 2017

The following table presents details of our consolidated revenues and expense information for our two reportable segments; FSRUs and LNG carriers for the six months ended June 30, 2018 compared to the six months ended June 30, 2017. See Note 5 “Segment Information” for additional information on our segments.

FSRU Segment

	Six Months Ended June 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$135,534	$179,234	$(43,700)	(24)%
Vessel operating expenses	(22,438)	(25,357)	2,919	(12)%
Voyage and commission expenses	(2,751)	(3,171)	420	(13)%
Administrative expenses(1)	(4,669)	(3,159)	(1,510)	48%
Depreciation and amortization	(38,549)	(39,710)	1,161	(3)%
Operating income	67,127	107,837	(40,710)	(38)%
Other non-operating income	236	—	236	100%

Average daily TCE(2) (to the closest $100)	$156,200	$171,100	$(14,900)	(9)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP Measure.

Total operating revenues: Total operating revenues decreased by $43.7 million to $135.5 million for the six months ended June 30, 2018 compared with $179.2 million for the same period in 2017, primarily due to a $42.6 million reduction in revenue from the Golar Spirit following the early termination of her time charter with Petrobras in June 2017.

The average daily TCE for the six months ended June 30, 2018 decreased by $14,900 to $156,200 compared to $171,100 for the same period in 2017, due to (i) recognition of the charter termination fee for the Golar Spirit in 2017; and (ii) lower hire rates for NR Satu and Golar Freeze in 2018. The Golar Spirit has been in lay-up since August 2017. Thus, the decrease in revenues from the Golar Spirit does not affect the average daily TCE in 2018 as the days when vessels are in lay-up are also considered scheduled off-hire days.

Vessel operating expenses: The decrease of $2.9 million in vessel operating expenses to $22.4 million for the six months ended June 30, 2018, as compared to $25.4 million for the six months ended June 30, 2017 was primarily due to lower operating expenses in respect of the Golar Spirit following her lay-up in August 2017.

Depreciation and amortization: Depreciation and amortization decreased by $1.2 million to $38.5 million for the six months ended June 30, 2018, compared to $39.7 million for the same period in 2017. This was primarily due to a lower drydock amortization recognized in respect of the Golar Spirit, as she was fully amortized within the six months ended June 30, 2018.

LNG Carrier Segment

	Six Months Ended June 30,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(2))
Total operating revenues	$22,881	$58,120	$(35,239)	(61)%
Vessel operating expenses	(10,568)	(10,338)	(230)	2%
Voyage and commission expenses	(2,178)	(451)	(1,727)	383%
Administrative expenses(1)	(2,527)	(1,662)	(865)	52%
Depreciation and amortization	(12,029)	(11,188)	(841)	8%
Operating (loss)/income	(4,421)	34,481	(38,902)	(113)%

Average daily TCE(2) (to the closest $100)	$28,600	$82,500	$(53,900)	(65)%

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP Measure.

Total operating revenues: Total operating revenues decreased by $35.2 million to $22.9 million for the six months ended June 30, 2018 compared with $58.1 million for the same period in 2017, due to:

•	a $29.6 million reduction in revenue from the Golar Mazo and the Golar Maria as a result of the expiration of their charters in December 2017 and November 2017, respectively; and

•
a $5.7 million reduction in revenue from the Golar Grand following the expiration of the charter back to Golar in November 2017. The hire rate under the Golar Grand's time charter with the new charterer is lower than the previous hire rate with Golar.

The average daily TCE for the six months ended June 30, 2018 decreased by $53,900 to $28,600 compared to $82,500 for the same period in 2017. This was due to (i) the Golar Mazo and Golar Maria being offhire following the expiration of their charters in December 2017 and November 2017, respectively; and (ii) lower hire rates for the Golar Grand following the expiration of the charter back arrangement with Golar in November 2017.

Voyage and commission expenses: Voyage and commission expenses increased by $1.7 million to $2.2 million for the six months ended June 30, 2018 compared to $0.5 million for the six months ended June 30, 2017, primarily due to incremental positioning cost of $2.0 million incurred by the Golar Mazo and Golar Maria which were subsequently recouped from the charterers following the expiration of their charters in December 2017 and November 2017, respectively.

Other operating results

The following details our other consolidated results for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Six Months Ended June 30,
	2018	2017	Change	% Change
	(dollars in thousands)
Administrative expenses(1)	$(7,196)	$(4,820)	$(2,376)	49%
Interest income	6,782	2,620	4,162	159%
Interest expense	(39,617)	(37,103)	(2,514)	7%
Other financial items, net	22,366	(14,613)	36,979	(253)%
Taxes	(8,426)	(8,143)	(283)	3%
Non-controlling interests	(852)	(7,697)	6,845	(89)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).

Administrative expenses: Administrative expenses increased by $2.4 million to $7.2 million for the six months ended June 30, 2018, compared to $4.8 million for the six months ended June 30, 2017. Under the Management and Administrative Services Agreement, for the six months ended June 30, 2018 and 2017, we incurred charges of $3.9 million and $2.6 million, respectively. The remaining balance of administrative expenses amounting to $3.3 million and $2.2 million for the six months ended June 30, 2018 and 2017, respectively relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $4.2 million to $6.8 million for the six months ended June 30, 2018, compared to $2.6 million for the six months ended June 30, 2017. This was principally due to the $4.5 million interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli Purchase Agreement, for which we earned interest at a rate of 5% per annum.

Interest expense: Interest expense increased by $2.5 million to $39.6 million for the six months ended June 30, 2018, compared to $37.1 million for the six months ended June 30, 2017. This was primarily due to $1.9 million of incremental interest arising on the $800 million credit facility due to higher LIBOR and $125 million drawn under our revolving credit facilities in May 2017.

Other financial items, net: Other financial items, net, reflects a gain of $22.4 million and a loss of $14.6 million for the six months ended June 30, 2018 and 2017, respectively, as set forth in the table below:

	Six Months Ended June 30,
(in thousands of $)	2018	2017	Change	% Change
Unrealized mark-to-market gains/(losses) for interest rate swaps	$18,522	$(1,426)	$19,948	(1,399)%
Net interest expense on un-designated interest rate swaps	(85)	(4,447)	4,362	(98)%
Net unrealized gains/(losses) and interest income/(expense) on interest rate swaps	18,437	(5,873)	24,310	(414)%
Unrealized mark-to-market gains on Earn-Out units	4,500	500	4,000	800%
Losses on repurchase of 2012 High-Yield Bonds	—	(4,991)	4,991	(100)%
Premium paid on bond repurchase	—	(2,820)	2,820	(100)%
Other	(571)	(1,429)	858	(60)%
Total	$22,366	$(14,613)	$36,979	(253)%

Net unrealized gains/(losses) and interest income/(expense) on interest rate swaps: Net unrealized and realized gains on interest rate swaps resulted in a net gain of $18.4 million for the six months ended June 30, 2018, compared to a net loss of $5.9 million for the six months ended June 30, 2017 due to the increase in long-term swap interest rates in 2018 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

Unrealized mark-to-market gains on Earn-Out units: We had recognized a mark-to-market gain of $4.5 million related to the Earn-Out units for the six months ended June 30, 2018 compared to a gain of $0.5 million for the six months ended June 30, 2017.

Losses on repurchase of 2012 High-Yield Bonds: In the six months ended June 30, 2017, as a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our 2012 High-Yield Bonds), we reclassified to the statement of operations $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income. We also recognized foreign exchange losses of $2.9 million arising from the repurchase of our 2012 High-Yield Bonds, unrealized foreign exchange loss of $1.1 million for the remaining 2012 High Yield Bonds and $4.1 million mark-to-market gains on the cross currency interest rate swap in our statement of operations. There is no comparable cost for the six months ended June 30, 2018.

Premium paid on repurchase of 2012 High-Yield Bonds: This pertains to the premium paid upon the repurchase of the 2012 High-Yield Bonds for the six months ended June 30, 2017. There is no comparable cost for the six months ended June 30, 2018.

Non-controlling interests: Non-controlling interests decreased by $6.8 million to $0.9 million for the six months ended June 30, 2018, compared to $7.7 million for the six months ended June 30, 2017, mainly due to the reduction in net income from the Golar Mazo as a result of the expiration of her charter in December 2017.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term deposits, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition, we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of June 30, 2018, our cash and cash equivalents, including restricted cash was $287.8 million. The majority of our restricted cash balances (excluding $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our unrestricted cash balances. Since June 30, 2018, significant transactions impacting our cash flows include:

•	payment of a cash distribution of $0.5775 per unit ($41.2 million in aggregate) to all common and general partner unitholders with respect to the quarter ended June 30, 2018, in August 2018;

•	payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate), in respect of the period, from May 15, 2018 through August 14, 2018, in August 2018; and

•	scheduled loan principal repayments amounting to $16.7 million.

As of June 30, 2018, our current liabilities exceeded current assets by $143.6 million. This was principally due to the inclusion of Eskimo SPV debt of $208.7 million, which relates to our long-term Golar Eskimo sale and leaseback financing arrangement. Eskimo SPV, is deemed to be a VIE, and thus we are required to consolidate the results of Eskimo SPV, including its debt, even though we have no control over its funding arrangements. Accordingly, as of June 30, 2018, we have presented Eskimo SPV debt as short-term on our balance sheet. For further detail refer to note 4 to our financial statements.

Together with proceeds from our financing activities, available funds under our revolving credit facility (which as of June 30, 2018, amounted to $75.0 million) and cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six months ended June 30,
(in thousands of $)	2018	2017 (1)	$ Change	% Change
Net cash provided by operating activities	$63,575	$162,695	$(99,120)	(61)%
Net cash used in investing activities	(4,691)	—	(4,691)	100%
Net cash (used in)/provided by financing activities	(198,482)	42,548	(241,030)	(566)%
Effect of exchange rate changes on cash	(2,453)	6,169	(8,622)	(140)%
Net (decrease)/increase in cash, cash equivalents and restricted cash	(142,051)	211,412	(353,463)	(167)%
Cash, cash equivalents and restricted cash at beginning of period	429,887	228,125	201,762	88%
Cash, cash equivalents and restricted cash at end of period	287,836	439,537	(151,701)	(35)%

(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the six months ended June 30, 2017.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $99.1 million to $63.6 million for the six months ended June 30, 2018 compared to $162.7 million for the same period in 2017. The decrease was primarily due to:

•
a $78.9 million decrease in revenue from charterers for the six months ended June 30, 2018 compared to the same period in 2017 following the expiration of a number of long-term charters in the fourth quarter of 2017; and

•	general timing of working capital in the six months ended June 30, 2018, compared to the same period in 2017.

The decrease was partially offset by a $1.5 million decrease in cash payments for drydock expenditures in the six months ended June 30, 2018, compared to the same period in 2017 as long-lead items have been purchased ahead of the scheduled drydockings of two vessels (the Golar Freeze and the Methane Princess) in 2018 compared with the drydocking of three vessels (the Golar Mazo, the Golar Grand and the Golar Winter) in 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities of $4.7 million for the six months ended June 30, 2018 was due to capital expenditures for the Golar Igloo, Methane Princess and Golar Freeze. There were no comparable expenditures in the six months ended June 30, 2017.

Net Cash (Used in)/Provided by Financing Activities

Net cash provided by and used in financing activities is principally generated from funds from equity and debt offerings, new debt and lease financings and contributions from owners, offset by cash distributions, unit repurchase payments, debt and lease repayments.

Net cash used in financing activities during the six months ended June 30, 2018 of $198.5 million was primarily due to the following:

•	$113.0 million of repayment of our debt and revolving credit facilities;

•	payment of $89.2 million in cash distributions;

•	payment of $9.5 million in connection with our common unit repurchase program; and

•	payment of $1.7 million of financing costs related to the refinancing of the NR Satu Facility.

This was partially offset by net proceeds of $13.9 million raised from our ATM program during 2018.

Net cash provided by financing activities during the six months ended June 30, 2017 of $42.5 million was primarily due to the following:

•
$250.0 million of proceeds from the issuance of the 2017 Norwegian Bonds, $180.2 million of which was used to repurchase a portion of the 2012 High-Yield Bonds and terminate the corresponding share of the related cross currency interest rate swap;

•	the receipt of $125.0 million from the drawdown of our long term revolver facilities; and

•	$119.4 million of proceeds from equity issuances in February 2017.

This was partially offset by:

•	$178.7 million repayment of long-term debt and lease obligation;

•	$85.6 million of cash distributions, $7.0 million of which were distributions to non-controlling interests; and

•	$5.3 million of financing and debt settlement costs paid.

Borrowing Activities

See “—Contractual Obligations” for the repayment profile of our debt and capital lease obligation.

Debt.  As of June 30, 2018 and December 31, 2017, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	June 30, 2018	December 31, 2017

$800 million Credit Facility	$571,000	$672,000
2017 Norwegian Bonds	250,000	250,000
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	96,238	103,500
Eskimo SPV Debt	208,746	212,084
Total debt	$1,275,984	$1,387,584
Less: Deferred financing costs	(13,946)	(16,550)
Total debt net of deferred financing costs	$1,262,038	$1,371,034

The significant developments relating to our debt in the period after December 31, 2017 are set forth below.

In March 2018, we entered into an agreement extending the maturity of the NR Satu Facility to the earliest to occur of (i) November 30, 2022; (ii) the expiration date of the NR Satu Charter; or (iii) when all the amounts outstanding under the NR Satu Facility have been repaid.

Capital Lease Obligations.  As of June 30, 2018, our net obligation on our capital lease is as follows:

(in thousands of $)	Lease liability
Capital lease liability	$124,569
Less: Restricted cash deposit	(116,600)
Net capital lease obligation	$7,969

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (the “Methane Princess lease”) with a UK bank (the “Methane Princess lessor”). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which was placed with the Methane Princess Lessor since June 2008.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess Lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 11 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described in our 2017 Annual Report under Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Lease Restrictions.

As of June 30, 2018, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

We assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Hilli Acquisition

On July 12, 2018, we completed the acquisition of 50% of the Hilli Common Units. See ‘Recent Developments’ on page 7 for more information.

We are in discussions with Golar regarding the potential acquisition of additional Hilli Common Units. No assurance can be given that we will acquire any additional Hilli Common Units, and any such acquisition will be subject to, among other things, agreement as to the purchase price and the approval of the Board of Directors of Golar and our Board of Directors and Conflicts Committee.

Drydockings

From June 30, 2018 until December 31, 2022, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $57.9 million for drydocking and classification surveys on these vessels (including the cost of installation of ballast water treatment systems, as discussed below), with approximately $23.4 million expected to be incurred in the remainder of 2018, $13.0 million in 2019, $nil in 2020, $6.5 million in 2021 and $15.0 million in 2022. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. The U.S. Coast Guard has decided to maintain the 2017 effective date. This makes all vessels constructed before the entry into force date “existing” vessels, and requires the installation of a Ballast Water Treatment System (“BWTS”) on such vessels at the first renewal survey following the entry into force date. Installation of BWTS will be needed on all our active LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of a BWTS. However, under its time charter, the Golar Winter may be required to trade as a LNG carrier. If the vessel charterer should choose to trade the Golar Winter internationally as an LNG carrier, the vessel will have to be equipped with a BWTS and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to all our active LNG carriers are estimated to be in the range of $2.0 million and $2.3 million per vessel and will be phased in over time in connection with the renewal surveys that are required.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to Note 2 - Accounting policies - Significant accounting policies to our consolidated financial statements included in our 2017 Annual Report.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2018 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2018	Due in 2019-2020	Due in 2021-2022	Due Thereafter
Debt(1)	$1,276.0	$33.4	$492.2	$750.4	$—
Interest commitments on long-term debt - floating and other interest rate swaps (2)	162.3	34.0	105.5	22.8	—
Capital lease obligations	124.6	0.7	3.6	5.3	115.0
Interest commitments on capital lease obligations (2)(3)	77.2	3.2	12.7	12.3	49.0
Purchase obligation - Hilli Acquisition(4)	—	—	—	—	—
Total	$1,640.1	$71.3	$614.0	$790.8	$164.0

(1) Amounts shown gross of deferred financing costs of $13.9 million.
(2) Our interest commitment on our long-term debt and interest rate swaps is calculated based on assumed USD LIBOR of between 2.31% and 2.98%, and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed average Pound Sterling LIBOR of 5.2%.
(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.
(4) On July 12, 2018, we completed the acquisition of 50% of the Hilli Common Units and have a commitment to pay the net purchase price within 120 days following the closing date. See ‘Recent Developments’ on page 7 for more information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2017 Annual Report.  Further information on our exposure to market risk is included in note 23 — Financial Instruments to our audited consolidated financial statements included in our 2017 Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance as of June 30, 2018, this would decrease our interest expense by $4.5 million per annum. We have calculated our floating rate debt as the principal outstanding on our bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2018, please read note 9 to the condensed consolidated interim financial statements for the period ended June 30, 2018.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies, and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the six months ended June 30, 2018, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.1 million. Based on our Brazilian Real revenues and expenses for the six months ended June 30, 2018, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses by approximately $0.3 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the six months ended June 30, 2018, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew cost by approximately $1.3 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2018, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.8 million.

Non-GAAP measure

Average Daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For time charters, this is calculated by dividing total operating revenue less voyage and commission expenses by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues by segment to average daily TCE.

	FSRU		LNG Carrier
	Three Months Ended June 30,		Three Months Ended June 30,
(in thousands of $, except number of days and average daily TCE)	2018	2017	2018	2017
Total operating revenues	$72,987	$105,237	$11,214	$30,732
Voyage and commission expenses	(1,234)	(1,664)	(808)	103
	71,753	103,573	10,406	30,835
Calendar days less scheduled off-hire days	455	546	364	364
Average daily TCE (to the closest $100)	$157,700	$189,700	$28,600	$84,700

	FSRU		LNG Carrier
	Six Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except number of days and average daily TCE)	2018	2017	2018	2017
Total operating revenues	$135,534	$179,234	$22,881	$58,120
Voyage and commission expenses	(2,751)	(3,171)	(2,178)	(451)
	132,783	176,063	20,703	57,669
Calendar days less scheduled off-hire days	850	1,029	724	699
Average daily TCE (to the closest $100)	$156,200	$171,100	$28,600	$82,500

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except per unit amounts)	Notes	2018	2017	2018	2017
Time charter revenues		84,201	130,429	158,415	228,631
Time charter revenues from related parties	10	—	5,540	—	8,723
Total operating revenues	5	84,201	135,969	158,415	237,354

Vessel operating expenses	10	(16,646)	(18,620)	(33,006)	(35,696)
Voyage and commission expenses		(2,042)	(1,561)	(4,929)	(3,622)
Administrative expenses	10	(3,944)	(2,249)	(7,196)	(4,820)
Depreciation and amortization		(24,929)	(26,142)	(50,578)	(50,898)
Total operating expenses		(47,561)	(48,572)	(95,709)	(95,036)

Operating income		36,640	87,397	62,706	142,318

Other non-operating income		236	—	236	—

Financial income/(expenses)
Interest income	10	3,300	1,447	6,782	2,620
Interest expense		(19,303)	(18,856)	(39,617)	(37,103)
Other financial items, net	6	12,775	(7,710)	22,366	(14,613)
Net financial expenses		(3,228)	(25,119)	(10,469)	(49,096)

Income before tax		33,648	62,278	52,473	93,222
Tax	7	(4,503)	(4,652)	(8,426)	(8,143)
Net income		29,145	57,626	44,047	85,079
Net income attributable to non-controlling interests		(705)	(3,798)	(852)	(7,697)
Net income attributable to Golar LNG Partners LP Owners		28,440	53,828	43,195	77,382

General partner interest in net income		508	1,078	744	1,549
Preferred unitholders’ interest in net income		3,019	—	6,004	—
Common unitholders’ interest in net income		24,913	52,750	36,446	75,833

Earnings per unit
Common unit (basic)	13	$0.36	$0.76	$0.52	$1.12
Common unit (diluted)	13	$0.35	$0.75	$0.52	$1.10

Cash distributions declared and paid per common unit in the period		$0.58	$0.58	$1.16	$1.16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $)	2018	2017	2018	2017
Net income	29,145	57,626	44,047	85,079
Other comprehensive income:
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	—	(2)	—	103
Amount reclassified from accumulated other comprehensive income to statements of operations	—	—	(26)	4,985
Other comprehensive (loss)/income	—	(2)	(26)	5,088
Comprehensive income	29,145	57,624	44,021	90,167

Comprehensive income attributable to:
Golar LNG Partners LP Owners	28,440	53,826	43,169	82,470
Non-controlling interests	705	3,798	852	7,697
	29,145	57,624	44,021	90,167

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of $)	Note	2018	2017
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		115,877	246,954
Restricted cash and short-term deposits		22,356	27,306
Other current assets		22,413	26,105
Amount due from related parties	10	10,157	7,625
Inventories		4,010	3,506
Total Current Assets		174,813	311,496
Non-current
Restricted cash		149,603	155,627
Vessels and equipment and vessel under capital lease, net		1,660,251	1,694,868
Other non-current assets		32,129	14,927
Intangible assets, net		66,788	73,206
Amounts due from related parties	10	177,247	177,247
Total Assets		2,260,831	2,427,371

LIABILITIES AND EQUITY
Current
Current portion of long-term debt and short-term debt	8	271,360	118,850
Current portion of obligation under capital lease		1,431	1,276
Other current liabilities		45,606	59,961
Total Current Liabilities		318,397	180,087
Non-current
Long-term debt	8	990,678	1,252,184
Obligation under capital lease		123,138	126,805
Other non-current liabilities		21,203	20,694
Total Liabilities		1,453,416	1,579,770
Equity
Partners' capital:
Common unitholders		545,047	585,440
Preferred unitholders		132,991	132,991
General partner interest		51,981	52,600
Total Partners' capital		730,019	771,031
Accumulated other comprehensive income		—	26
Total before non-controlling interests		730,019	771,057
Non-controlling interests		77,396	76,544
Total Equity		807,415	847,601
Total Liabilities and Equity		2,260,831	2,427,371

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
(in thousands of $)	2018	2017 (1)
OPERATING ACTIVITIES
Net income	44,047	85,079
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,578	50,898
Movement in deferred tax liability	819	1,014
Utilization of deferred tax asset	—	3,230
Amortization of deferred charges	4,287	3,154
Drydocking expenditure	(4,911)	(6,415)
Foreign exchange (gains)/losses	(408)	1,590
Realized loss on bond repurchase	—	6,573
Unit options expense	116	121
Interest element included in obligation under capital lease, net	(34)	(38)
Change in assets and liabilities:
Trade accounts receivable	3,034	8,951
Inventories	(504)	357
Other current assets and other non-current assets	(16,482)	(20,701)
Amount due from related parties	(2,860)	23,011
Trade accounts payable	(3,254)	1,214
Accrued expenses	(5,029)	6,704
Other current liabilities	(5,824)	(2,047)
Net cash provided by operating activities	63,575	162,695

INVESTING ACTIVITIES
Additions to vessels and equipment	(4,691)	—
Net cash used in investing activities	(4,691)	—

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs	13,854	119,438
Repayment of debt, including related parties	(113,019)	(178,688)
Repurchase of high-yield bonds and related swaps	—	(180,188)
Proceeds from debt	1,419	375,000
Repayments of obligation under capital lease	(652)	(339)
Advances from/(releases to) related party for Methane Princess lease security deposit	328	(1,821)
Dividend paid to non-controlling interest	—	(7,000)
Cash distributions paid	(89,236)	(78,564)
Financing costs paid	(1,699)	(5,290)
Common units buy-back and cancellation	(9,477)	—
Net cash (used in)/provided by financing activities	(198,482)	42,548
Effect of exchange rate changes on cash	(2,453)	6,169
Net (decrease)/increase in cash, cash equivalents and restricted cash (1)	(142,051)	211,412
Cash, cash equivalents and restricted cash at beginning of period (1) (2)	429,887	228,125
Cash, cash equivalents and restricted cash at end of period (1) (2)	287,836	439,537
(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the six months ended June 30, 2017. Included within restricted cash are security deposits for our capital lease, debt facility and performance guarantees issued to the charterers.

(2) The following table identifies the balance sheet line-items included in ‘cash, cash equivalents and restricted cash’ presented in the consolidated statements of cash flows:

	June 30,	December 31,	June 30,	December 31,
(in thousands of $)	2018	2017	2017	2016
Cash and cash equivalents	115,877	246,954	301,486	65,710
Restricted cash and short-term deposits - current	22,356	27,306	16,845	44,927
Restricted cash - non-current	149,603	155,627	121,206	117,488
	287,836	429,887	439,537	228,125

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive (Loss)/Income	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2016	—	490,564	50,942	(5,053)	536,453	67,976	604,429
Net income	—	75,833	1,549	—	77,382	7,697	85,079
Other comprehensive income	—	—	—	5,088	5,088	—	5,088
Cash distributions	—	(76,993)	(1,571)	—	(78,564)	(7,000)	(85,564)
Net proceeds from equity issuances	—	116,627	2,147	—	118,774	—	118,774
Grant of unit options	—	121	—	—	121	—	121
Consolidated balance at June 30, 2017	—	606,152	53,067	35	659,254	68,673	727,927

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2017	132,991	585,440	52,600	26	771,057	76,544	847,601
Net income	6,004	36,447	744	—	43,195	852	44,047
Other comprehensive loss	—	—	—	(26)	(26)	—	(26)
Cash distributions	(6,004)	(81,042)	(1,654)	—	(88,700)	—	(88,700)
Net proceeds from equity issuances	—	13,563	291	—	13,854	—	13,854
Grant of unit options	—	116	—	—	116	—	116
Common units acquired and cancelled	—	(9,477)	—	—	(9,477)	—	(9,477)
Consolidated balance at June 30, 2018	132,991	545,047	51,981	—	730,019	77,396	807,415

(1) As of June 30, 2018, the carrying value of the equity attributable to the IDR holders was $32.5 million (December 31, 2017: $32.5 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of June 30, 2018, we have a fleet of four LNG carriers and six FSRUs.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the recently adopted accounting policies as disclosed in note 3.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of June 30, 2018, we leased one (December 31, 2017: one) vessel under a finance lease from a wholly-owned special purpose vehicle (the “lessor SPV”) subsidiary of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investment in the lessor SPV, we have determined that we are the primary beneficiary of the entity and accordingly, we are required to consolidate the lessor SPV into our financial results. The key line items impacted by our consolidation of the lessor SPV are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating the lessor SPV, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the lessor SPV’s debt principal; and (iii) the lessor SPV’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor SPV. Upon receipt of the audited annual financial statements of the lessor SPV, we will make a true-up adjustment for any material differences.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 Revenue from Contracts With Customers (Topic 606) and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018. There is no impact on the adoption of this standard on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows and related disclosures. The adoption changed how restricted cash is reported in the consolidated statement of cash flows as follows for the six months ended June 30, 2017:

		Six months ended June 30, 2017
(in thousands of $)	Cash Flow Line Items	Balance Prior to Adoption	Adjustments Increase/(Decrease)	As Adjusted
OPERATING ACTIVITIES	Interest element included in obligation under capital lease	265	(303)	(38)
FINANCING ACTIVITIES	Restricted cash and short-term investments	28,409	(30,230)	(1,821)
Effect of exchange rate changes on cash		—	6,169	6,169
As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net increase/(decrease) in cash, cash equivalents and restricted cash		235,776	(24,364)	211,412
Cash, cash equivalents and restricted cash at beginning of period		65,710	162,415	228,125
Cash, cash equivalents and restricted cash at end of period		301,486	138,051	439,537

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. We do not expect a material impact on the adoption of this ASU on our Consolidated Financial Statements and disclosures for prospective dropdowns will be significantly reduced.

Accounting pronouncements that have been issued but not adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. The standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures. Due to the transition provisions for lessors, the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We are evaluating the impact of these amendments on our consolidated financial statements and related disclosures.

4. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of June 30, 2018, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of June 30, 2018, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2018:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of June 30, 2018 is shown below:

(in thousands of $)	2018(1)	2019	2020	2021	2022	After 2022
Golar Eskimo*	13,471	26,655	25,670	24,433	23,205	59,725

(1) For the six months ending December 31, 2018.
*This payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin, but excludes the repurchase obligation at the end of the lease term.

The impact of Eskimo SPV’s liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	June 30, 2018	December 31, 2017
Liabilities
Short-term debt (refer to note 8)	208,746	—
Long-term debt	—	212,084

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $1.8 million and $3.9 million for the three and six months ended June 30, 2018, respectively, and $2.0 million and $3.8 million for the three and six months ended June 30 2017, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash of $4.8 million and $3.3 million used in financing activities for the three and six months ended June 30, 2018, respectively and $6.2 million and $12.2 million for the three months and six months ended June 30, 2017, respectively.

PT Golar Indonesia
We consolidated PT Golar Indonesia (“PTGI”), which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

5.                                      SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. In prior quarters in 2017, we reported that we operated in one reportable segment, “LNG Market”; however, based on our maturity (following expiration of a number of long-term charters) in tandem with management’s strategic objectives, and changes in our methods of internal reporting and management structure, management has concluded that we provide two distinct services and operate in the following two reportable segments: LNG carriers and FSRUs.

• LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers; and
• FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs.

The split of the organization of our business into two reportable segments is based on differences in our current management structure and reporting, economic characteristics, customer base, asset class and contract structure. Segment results are evaluated based on operating income. There are no transactions between reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

As a result of the change to two reportable segments, the segment information for the three months and six months ended June 30, 2017 have been retrospectively restated.

	Three months ended June 30,
	2018				2017
(in thousands of $)	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total
Statement of operations:
Total operating revenues	72,987	11,214	—	84,201	105,237	30,732	—	135,969
Depreciation and amortization	(18,952)	(5,977)	—	(24,929)	(20,506)	(5,636)	—	(26,142)
Other operating expenses (2)	(15,260)	(7,372)	—	(22,632)	(16,121)	(6,309)	—	(22,430)
Operating income/(loss)	38,775	(2,135)	—	36,640	68,610	18,787	—	87,397
Other non-operating income	236	—	—	236	—	—	—	—

	Six months ended June 30,
	2018				2017
(in thousands of $)	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total
Statement of operations:
Total operating revenues	135,534	22,881	—	158,415	179,234	58,120	—	237,354
Depreciation and amortization	(38,549)	(12,029)	—	(50,578)	(39,710)	(11,188)	—	(50,898)
Other operating expenses (2)	(29,858)	(15,273)	—	(45,131)	(31,687)	(12,451)	—	(44,138)
Operating income/(loss)	67,127	(4,421)	—	62,706	107,837	34,481	—	142,318
Other non-operating income	236	—	—	236	—	—	—	—

	June 30, 2018				December 31, 2017
(in thousands of $)	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total	FSRU	LNG Carrier	Unallocated/ Elimination(1)	Total
Balance sheet:
Total assets (3)	1,124,858	535,393	600,580	2,260,831	1,149,624	545,244	732,503	2,427,371

(1) Relates to items not allocated to a segment, but included for reconciliation purposes, and eliminations required for consolidation purposes.
(2) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).
(3) Total assets by segment refers to our principal asset being that of our vessels.

6.                                      OTHER FINANCIAL ITEMS, NET

Other financial items are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2018	2017	2018	2017
Unrealized mark-to-market gains/(losses) for interest rate swaps	7,829	(4,076)	18,522	(1,426)
Unrealized mark-to-market gains on Earn-Out units (1)	4,500	500	4,500	500
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	670	(253)	518	(351)
Net interest income/(expense) on un-designated interest rate swaps	373	(2,169)	(85)	(4,447)
Gains/(losses) on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap(2)	—	20	—	(3,753)
Premium paid on repurchase of 2012 High-Yield Bond	—	(76)	—	(2,820)
Unrealized foreign exchange losses on 2012 High-Yield Bonds	—	(1,052)	—	(1,238)
Others	(597)	(604)	(1,089)	(1,078)
Total	12,775	(7,710)	22,366	(14,613)

(1) This relates to the mark-to-market movement on the Earn-Out units issuable in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our Financial Statements. See Note 9.

(2) This includes foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap. This is offset by the mark to market gain on the cross currency interest rate swaps of $4.1 million.

7. TAXATION

As of June 30, 2018, a net deferred tax liability of $6.1 million ($5.3 million at December 31, 2017) was recognized, due to the deferred tax liability arising from tax depreciation being in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset relating to net operating loss carryforwards generated from our Jordan operations.

Tax charge

The tax charge for the three and six months ended June 30, 2018 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait, Indonesia and Barbados. The Partnership does not currently incur any corporate income tax in respect of operations in Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three and six months ended June 30, 2018 includes a net deferred tax charge of $0.4 million and $0.8 million, respectively, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan.

Uncertain tax positions

As of June 30, 2018, we recognized a provision of $3.8 million ($3.1 million at December 31, 2017) for certain risks in various jurisdictions.

8.                                      DEBT

As of June 30, 2018 and December 31, 2017, we had total long-term debt outstanding of $1,262.0 million and $1,371.0 million, respectively, net of deferred debt financing costs of $13.9 million and $16.6 million, respectively.

Eskimo SPV Debt

In March 2018, Eskimo SPV entered into a secured financing arrangement that is repayable on demand by the lender. Accordingly, as of June 30, 2018, the Eskimo SPV debt facility is classified as short-term.

9.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Historically, we hedge accounted for certain interest rate swap agreements designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses were reported in a separate component of accumulated other comprehensive income to the extent the hedges were effective. The amounts recorded in accumulated other comprehensive income were subsequently reclassified into earnings in the same period as the hedged items affected earnings. Since March 2018, we have ceased hedge accounting for any of our derivatives.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2018 and December 31, 2017 are as follows:

		June 30, 2018		December 31, 2017
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	115,877	115,877	246,954	246,954
Restricted cash and short-term deposits	Level 1	171,959	171,959	182,933	182,933
2015 and 2017 Norwegian Bonds (1)	Level 1	400,000	397,751	400,000	392,445
Short and long-term debt — floating (2)	Level 2	875,984	875,984	987,584	987,584
Obligation under capital lease (2)	Level 2	124,569	124,569	128,081	128,081

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	29,514	29,514	11,962	11,962
Interest rate swaps liability (3) (4)	Level 2	674	674	1,618	1,618
Earn-out units liability (5)	Level 2	2,900	2,900	7,400	7,400

(1) This pertains to the 2015 and 2017 Norwegian bonds with a carrying value of $400.0 million (December 31, 2017: $400.0 million) as of June 30, 2018, which are included under long-term debt on the balance sheet. The fair value of the bonds as of June 30, 2018 was $397.8 million (December 31, 2017: $392.4 million), which is 99.4% of their face value (December 31, 2017: 98.1%).

(2) Our short-term and long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long-term debt is presented gross of deferred financing cost of $13.9 million as of June 30, 2018 (December 31, 2017: $16.6 million).

(3)  Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) As of June 30, 2018, we no longer have interest rate swap agreements that are designated as cash flow hedges. The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as of December 31, 2017 was $0.1 million (with a notional amount of $72.5 million). This designated interest rate agreement matured in February 2018.

(5) This relates to the Earn Out units issuable in connection with the IDR exchange transaction in October 2016. The fair value of the Earn Out units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, distribution yield as well as the trading price of common units at the balance sheet date.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	June 30, 2018			December 31, 2017
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	29,514	(536)	28,978	11,962	(1,618)	10,344
Total liability derivatives	674	(536)	138	1,618	(1,618)	—

As of June 30, 2018, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional amount	Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,723,571	2019	to	2026	1.070%	to	2.879%

In April 2018, we entered into new interest rate swaps with notional value of $157.2 million and restructured an existing interest rate swap with a notional value of $100.0 million. During the six months ended June 30, 2018, we terminated swaps with a notional value of $122.5 million.

As of June 30, 2018, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,723.6 million (December 31, 2017: $1,335.3 million).

10.             RELATED PARTY TRANSACTIONS

Net income from related parties:

	Three months ended June 30,		Six Months Ended June 30,
(in thousands of $)	2018	2017	2018	2017
Transactions with Golar and affiliates:
Time charter revenues (a)	—	5,540	—	8,723
Management and administrative services fees (b)	(1,988)	(1,128)	(3,877)	(2,571)
Ship management fees (c)	(1,300)	(1,142)	(2,600)	(2,138)
Income on deposits paid to Golar (d)	2,237	724	4,484	1,404
Distributions to Golar (e)	(13,088)	(12,858)	(26,176)	(25,656)
Transactions with others:
Dividends to China Petroleum Corporation (f)	—	(3,600)	—	(7,000)

Receivables from related parties:

As of June 30, 2018 and December 31, 2017, balances with related parties consisted of the following:

(in thousands of $)	June 30, 2018	December 31, 2017
Deposits paid to Golar (d)	177,247	177,247
Balances due from Golar and affiliates (g)	6,998	4,138
Methane Princess lease security deposit movements (h)	3,159	3,487
Total	187,404	184,872

(a) Time charter revenues from related parties - This consisted of revenue from the charter of the Golar Grand. In February 2015, we exercised our option requiring Golar to charter in the Golar Grand for the period from February 2015 until November 2017 at approximately 75% of the hire rate that would have been payable by the charterer. Following the cessation of the arrangement in November 2017, there is no comparable revenue earned in 2018.

(b) Management and administrative services agreement - We are party to a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(d) Income on deposits paid to Golar/Deposits paid to Golar - In May 2016, we completed the acquisition from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra (the “Tundra Acquisition”), and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the “Tundra Put Right”) under the Tundra Letter Agreement to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the sale to Golar of Tundra Corp pursuant to the Tundra Put Option (the “Put Sale Closing Date”) on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount was applied to the net purchase price of the Hilli Acquisition on July 12, 2018.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition from Golar and affiliates of Keppel Shipyard Limited and Black and Veatch of common units in Hilli LLC, which indirectly own the Hilli. The Acquired Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are currently contracted to Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the “Customer”) under an eight-year liquefaction tolling agreement. The purchase price for the Acquired Interests was $658 million less 50% of the net lease obligations under the financing facility for the Hilli (the “Hilli Facility”). Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We applied the deposit and interest accrued to the purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

We have accounted for $2.2 million and $4.5 million, and $0.7 million and $1.4 million from the above arrangements as interest income on the Deferred Purchase Price and $70 million deposit for the three months and six months ended June 30, 2018 and on the Tundra Letter Agreement for the three months and six months ended June 30, 2017, respectively.

(e) Distributions to Golar - During the three and six months ended June 30, 2018 and June 30, 2017, we paid total distributions to Golar of $13.1 million and $26.2 million, and $12.9 million and $25.7 million, respectively in respect of the common units and general partner units owned by it.

(f) Dividends to China Petroleum Corporation - During the three and six months ended June 30, 2018 and June 30, 2017, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $nil and $nil, and $3.6 million and $7.0 million, respectively. The decrease is mainly due to reduction in revenue from the Golar Mazo as a result of the expiration of her charter in December 2017.

(g) Balances due (to)/from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(h) Methane Princess lease security deposit movements - This represents net advances to Golar since our initial public offering in April 2011, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement that we entered into with Golar at the time of our initial public offering. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the three and six months ended June 30, 2018 and June 30, 2017, PT Pesona received an agency fee of $0.5 million and $0.6 million, and $0.1 million and $0.3 million, respectively.

11.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At June 30, 2018	At December 31, 2017
Book value of vessels secured against long-term loans and capital lease	1,523,800	1,555,092

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premiums on the members.

Tax lease benefits

As of June 30, 2018, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of June 30, 2018, there was a net accrued gain of approximately $1.5 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. Further, we consider there are differences in the fact pattern and structure between this test case and our leasing arrangements and therefore, the judgement is not necessarily indicative of any outcome should HMRC challenge us. We believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30 million (£22.5 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar is currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to our subsidiary, PTGI, to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia. In the event that the revocation of the waiver is upheld by the Supreme Court and a liability arises, which we do not believe to be probable, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

12. EQUITY

The following table summarizes the issuances/repurchase of common units and general partner units during the six months ended June 30, 2018:

Date	Number of Common Units Issued/(Repurchased)	Unit Price	Net Proceeds(1)/(Cost) (in thousands of $)	Golar's Ownership after the Offering/Repurchase (2)	Use of Proceeds
January 2018	617,969	$23.15	13,854	31.55%	General partnership purposes
March 2018	(439,672)	$18.18	(8,003)	31.75%	Not applicable
June 2018	(96,100)	$15.31	(1,474)	31.79%	Not applicable
______________________________

(1) Includes General Partner's 2% proportionate capital contribution.
(2) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of preferred units, common units and general partner ("GP") units during the six months ended June 30, 2018:

(in units)	Preferred units	Common Units	GP Units
As of December 31, 2017	5,520,000	69,768,261	1,423,843
ATM program issuances	—	617,969	12,548
Unit repurchase program	—	(535,772)	—
As of June 30, 2018	5,520,000	69,850,458	1,436,391

In March 2018, the Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two year period. As of June 30, 2018, 535,772 common units had been repurchased.

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per common unit are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except per unit data)	2018	2017	2018	2017
Common unitholders' interest in net income	24,914	52,750	36,447	75,833
Less: distributions paid (1)	(40,383)	(39,991)	(80,908)	(79,982)
(Over)/under distributed earnings	(15,469)	12,759	(44,461)	(4,149)

Basic:
Weighted average common units outstanding (in thousands)	69,833	69,248	70,050	67,990
Diluted:
Weighted average common units outstanding (in thousands)	69,833	69,248	70,050	67,990
Earn-out units(2)	374	749	374	749
Common unit and common unit equivalents	70,207	69,997	70,424	68,739

Earnings per unit (basic and diluted):
Basic - Common unitholders	$0.36	$0.76	$0.52	$1.12
Diluted - Common unitholders	$0.35	$0.75	$0.52	$1.10

Cash distributions declared and paid in the period per common unit(3):	$0.58	$0.58	$1.16	$1.16
Subsequent event: Cash distributions declared and paid per common unit relating to the period(4):	$0.58	$0.58	$0.58	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the weighted average number of common units outstanding in the period.

(2) This relates to the Earn-Out units issuable in connection with the IDR exchange transaction in October 2016 in which we exchanged our old Incentive Distribution Rights (“IDRs”) for new IDRs.

(3) Refers to cash distribution declared and paid during the period.

(4) Refers to cash distribution declared relating to the period and paid subsequent to the period end.

As of June 30, 2018, of our total number of common units outstanding, 69.6% were held by the public and the remaining common units were held by Golar.

14.          SUBSEQUENT EVENTS

On July 12, 2018, we closed the Hilli Acquisition, see Note 10 (d) for more information. In connection with the closing, we provided a several guarantee of 50% of Hilli Corp’s obligations under the Hilli Facility.

In August 2018, we paid a distribution of $0.5775 per common unit in respect of the quarter ended June 30, 2018, to unitholders of record as of August 7, 2018 amounting to $41.2 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from May 15, 2018 through August 14, 2018 to unitholders of record as of August 8, 2018, amounting to $3.0 million in the aggregate.